Exhibit 99.1

Management’s Discussion and Analysis
for the quarter ended December 30, 2006

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec’s financial performance during its first fiscal quarter ended December 30, 2006. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended December 30, 2006 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 30, 2006, included in the Company’s Annual Report. All references to quarterly or Company information relate to Tembec’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. Non-GAAP financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A contains “forward-looking statements” within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “anticipate”, “estimate”, “expect” and “project” or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The information in this report is as at February 1, 2007, the date of filing in conjunction with the Company’s press release announcing its results for the first fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

OVERVIEW

			Quarterly Results ($ millions)

	Fiscal 2006				Fiscal 2007

	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Sales	789	818	862	863	724	-	-	-
Freight and sales deductions	94	97	102	106	84	-	-	-
Lumber export duties / taxes	6	11	10	8	3	-	-	-
Cost of sales	683	668	688	683	591	-	-	-
SG&A	38	38	41	36	33	-	-	-

EBITDA	(32)	4	21	30	13	-	-	-
Depreciation & amortization	56	56	48	48	48	-	-	-
Unusual items	-	176	(4)	17	(217)	-	-	-

Operating earnings (loss)	(88)	(228)	(23)	(35)	182	-	-	-

Interest, foreign exchange & other	21	10	42	38	(12)	-	-	-
Exchange loss (gain) on
long-term debt	(6)	3	(54)	(7)	61	-	-	-

Pre-tax gain (loss)	(103)	(241)	(11)	(66)	133	-	-	-
Income tax recovery	(24)	(25)	(6)	(11)	(4)	-	-	-
Share of related company loss (gain)
and minority interests	-	-	1	(1)	(1)	-	-	-

Net earnings (loss) from
continuing operations	(79)	(216)	(6)	(54)	138	-	-	-

Earnings from discontinued
operations	4	47	-	-	-	-	-	-

Net earnings (loss)	(75)	(169)	(6)	(54)	138	-	-	-

DISCONTINUED OPERATIONS

In February 2006, the Company sold its oriented strandboard (OSB) mill in Saint-Georges-de-Champlain, Quebec for total consideration of $98 million. As a result of the sale, the financial results of the OSB operation, as well as the gain on disposition, have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the OSB mill’s results from the Company’s continuing operations. For certain non-GAAP financial measures, the amounts presented still reflect the actual reported results of prior periods. In those circumstances, a footnote indicates that they include the results of the OSB operations.

CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3855 with respect to financial instruments – recognition and measurement. The CICA subsequently amended Section 3855 to provide guidance on accounting for fees and costs incurred upon the exchange of debt instruments or modification of a financial liability. As a result of the application of Section 3855, unamortized financing costs have been reclassified against long-term debt. The Company has elected to recognize its long-term debt at the amortized cost. Additional details are provided in the notes to the interim financial statements.

Effective October 1, 2006, the Company adopted the new recommendations of the CICA under CICA Handbook Section 1530 with respect to comprehensive income. The section requires the Company to present a new statement entitled Comprehensive Income. The new statement is included in the Company’s financial statements.

Effective October 1, 2006, the Company applied the accounting treatment prescribed by emerging issues committee (“EIC”) EIC-162 of the CICA Handbook with respect to stock-based compensation for employees eligible to retire before the vesting date. EIC-162 provides guidance to determine compensation costs attributable to a stock-based award under a compensation plan that contains a provision that allows an employee to continue vesting after the employee has retired. The application of EIC-162 had no impact on the financial statements of the Company.

DECEMBER 2006 QUARTER VS SEPTEMBER 2006 QUARTER

SALES
					Volume
$ millions	September	December	Total	Price	& Mix
	2006	2006	Variance	Variance	Variance

Forest Products	254	204	(50)	(12)	(38)
Pulp	394	327	(67)	15	(82)
Paper	235	207	(28)	4	(32)
Chemical & Other	50	43	(7)	4	(11)

	933	781	(152)	11	(163)
Less : Intersegment sales	(70)	(57)	13

Sales	863	724	(139)

Sales decreased by $139 million as compared to the prior quarter. The decline was driven by lower sales volumes in all of the Company’s reportable business segments. It should be noted that the prior period was 14 weeks in duration as compared to the normal fiscal quarter of 13 weeks. Pricing in all segments was assisted by currency, as the Canadian $ averaged $0.877, a 2% decline from $0.892 in the prior quarter. The Forest Products segment sales reduction of $50 million was driven by lower shipments and prices as the segment also absorbed the negative effect of lower US $ reference prices. The pulp segment sales decreased by $67 million as a result of lower shipments, partially offset by higher prices. The Paper segment sales decrease of $28 million was due to lower volumes.

EBITDA
					Cost
$ millions	September	December	Total	Price	& Volume
	2006	2006	Variance	Variance	Variance

Forest Products	(2)	(15)	(13)	(12)	(1)
Pulp	22	20	(2)	15	(17)
Paper	8	6	(2)	4	(6)
Chemical & Other	2	2	-	4	(4)

	30	13	(17)	11	(28)

EBITDA decreased by $17 million as compared to the prior quarter. The Forest Products segment EBITDA decrease of $13 million was driven by the aforementioned decline in prices. The Pulp segment EBITDA decline of $2 million resulted from higher maintenance costs, with improved prices providing a significant offset. The Paper segment EBITDA decrease of $2 million was the result of higher manufacturing costs at its coated paper mill, with improved pricing providing a partial offset.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	September	December	Total	EBITDA	& Amortization	Item
	2006	2006	Variance	Variance	Variance	Variance

Forest Products	(19)	217	236	(13)	-	249
Pulp	(10)	(29)	(19)	(2)	(2)	(15)
Paper	(6)	(6)	-	(2)	2	-
Chemical & Other	-	-	-	-	-	-

	(35)	182	217	(17)	-	234

DECEMBER 2006 QUARTER VS SEPTEMBER 2006 QUARTER

The Company generated operating earnings of $182 million compared to an operating loss of $35 million in the prior period. The $217 million improvement in operating performance was primarily due to the Forest Products segment, which saw its operating earnings improve by $236 million. The improvement in Forest Products earnings was in turn driven primarily by the $238 million recovery in previously deposited lumber export duties. The Pulp segment operating loss increased by $19 million as a result of a restructuring charge relating to the permanent closure of the Smooth Rock Falls pulp mill. The Paper segment operating loss was unchanged from the prior quarter.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions

	September	December
	2006	2006

Interest on long-term debt	29	30
Interest on short-term debt	4	3
Interest income	(1)	(3)
Interest income - lumber duties	-	(30)
Other foreign exchange items	1	(15)
Other items	5	3

	38	(12)

Interest on long-term debt increased by $1 million. Approximately 91% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. The reduction in short-term interest and the increase in interest income were caused by the refund of US $242 million of lumber duties in late October 2006. The subsequent sale of the US $ received at more favourable exchange rates was also a significant contributor to the $15 million in foreign exchange gains. The refund of lumber duties included two components. A $238 million refund credited to operating earnings and a $30 million portion recognized as interest income.

LOSS (GAIN) ON TRANSLATION OF FOREIGN DEBT

During the December 2006 quarter, the Company recorded a loss of $61 million on the translation of its US $ denominated debt as the relative value of the Canadian $ decreased from US $0.895 to US $0.858. In the prior quarter, the Canadian $ had increased from US $0.890 to US $0.895, and the Company had recorded a gain of $7 million. The after-tax impact of the loss on translation of foreign denominated debt was $50 million or $0.59 per share as compared to the prior quarter after-tax gain of $6 million or $0.07 per share.

INCOME TAXES

During the December 2006 quarter, the Company recorded an income tax recovery of $4 million on pre-tax earnings from continuing operations of $133 million. The income tax recovery reflected a $48 million favourable variance versus an anticipated income tax expense of $44 million based on the Company’s effective tax rate of 33.3% . The tax recovery was positively impacted by two favourable items totalling $56 million. The recognition of unrecognized prior period losses increased the tax recovery by $53 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized. The rate differential between jurisdictions increased the tax recovery by a further $3 million. The non-tax deductible portion of the loss on translation of US $ denominated debt reduced the tax recovery by $8 million. In the prior quarter, the Company recorded an income tax recovery of $11 million on a pre-tax loss from continuing operations of $66 million. The income tax recovery was $11 million lower than the projected recovery of $22 million based on the Company’s effective rate of 33.3% . Additional income tax details are outlined in the notes to the interim financial statements.

DECEMBER 2006 QUARTER VS SEPTEMBER 2006 QUARTER

NET EARNINGS (LOSS)

The Company generated net earnings of $138 million or $1.62 per share compared to a net loss of $54 million or $0.64 per share in the prior quarter. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	September 2006 Quarter		December 2006 Quarter

	$ millions	$ per share	$ millions	$ per share

Net earnings (loss) as reported
- in accordance with GAAP	(54)	(0.64)	138	1.62
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(6)	(0.07)	50	0.59
Unusual item - Smooth Rock Falls pulp mill	10	0.12	20	0.23
Unusual item - International pine operations	4	0.05	-	-
Unusual item - Sale of land and building	(1)	(0.01)	(6)	(0.07)
Unusual item - Recovery of lumber export duties and interest	-	-	(185)	(2.16)

Net earnings (loss) excluding specific items
- not in accordance with GAAP	(47)	(0.55)	17	0.21

DECEMBER 2006 QUARTER VS DECEMBER 2005 QUARTER

SALES
					Volume
$ millions	December	December	Total	Price	& Mix
	2005	2006	Variance	Variance	Variance

Forest Products	276	204	(72)	(31)	(41)
Pulp	313	327	14	38	(24)
Paper	216	207	(9)	(2)	(7)
Chemical & Other	50	43	(7)	(1)	(6)

	855	781	(74)	4	(78)
Less : Intersegment sales	(66)	(57)	9

Sales	789	724	(65)

Sales decreased by $65 million as compared to the same quarter a year ago. The decline was the result of lower sales volumes in all of the Company’s reportable business segments. Pricing in all segments was negatively impacted by currency as the Canadian $ averaged $0.877, a 3% increase from $0.852 a year ago. The Forest Products segment sales declined by $72 million as a result of lower US $ reference prices and currency. The Pulp segment sales increased by $14 million on the strength of significantly improved US $ reference prices. The Paper segment sales decreased by $9 million, primarily as a result of lower shipments.

EBITDA
					Cost
$ millions	December	December	Total	Price	& Volume
	2005	2006	Variance	Variance	Variance

Forest Products	11	(15)	(26)	(31)	5
Pulp	(32)	20	52	38	14
Paper	(12)	6	18	(2)	20
Chemical & Other	1	2	1	(1)	2

	(32)	13	45	4	41

EBITDA improved by $45 million over the prior year quarter. The Forest Products segment EBITDA declined by $26 million because of lower prices. The Pulp segment EBITDA improved by $52 million as prices improved substantially. The Paper segment EBITDA improved by $18 million. This segment benefited from lower manufacturing costs which more than offset weaker revenues. Energy costs were lower and the segment also benefited from a more favourable exchange rate on the St. Francisville papermill’s US $ costs.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	December	December	Total	EBITDA	& Amortization	Item
	2005	2006	Variance	Variance	Variance	Variance

Forest Products	(2)	217	219	(26)	(1)	246
Pulp	(59)	(29)	30	52	7	(29)
Paper	(26)	(6)	20	18	2	-
Chemical & Other	(1)	-	1	1	-	-

	(88)	182	270	45	8	217

DECEMBER 2006 QUARTER VS DECEMBER 2005 QUARTER

The Company generated operating earnings of $182 million compared to an operating loss of $88 million in the same quarter a year ago. In addition to the previously noted $45 million improvement in EBITDA, the balance of the improvement resulted from the $238 million recovery of previously deposited lumber export duties.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions

	December	December
	2005	2006

Interest on long-term debt	31	30
Interest on short-term debt	2	3
Interest income	(1)	(3)
Interest income - lumber duties	-	(30)
Amortization of deferred loss (gain) on foreign exchange contracts	(21)	-
Derivative financial instruments loss (gain)	4	-
Other foreign exchange items	2	(15)
Other items	4	3

	21	(12)

Interest on long-term debt increased by $1 million. Approximately 91% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. The increase in interest income was caused by the receipt of US $242 million of lumber duties in late October 2006. The subsequent sale of the US $ received at more favourable exchange rates was also a significant contributor to the $15 million in foreign exchange gains. The refund of lumber duties included two components. A $238 million refund credited to operating earnings and a $30 million portion recognized as interest income.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the December 2005 and 2006 quarters:

$ millions

	Opening		Ending
	Balance	Amortization	Balance

December 2005	39	(21)	18

December 2006	-	-	-

DECEMBER 2006 QUARTER VS DECEMBER 2005 QUARTER

LOSS (GAIN) ON TRANSLATION OF FOREIGN DEBT

During the December 2006 quarter, the Company recorded a loss of $61 million on the translation of its US $ denominated debt as the relative value of the Canadian $ decreased from US $0.895 to US $0.858. In the comparable period a year ago, the Canadian $ had increased from US $0.854 to US $0.858, and the Company had recorded a gain of $6 million. The after-tax impact of the loss on translation of foreign denominated debt was $50 million or $0.59 per share as compared to the prior year after-tax gain of $5 million or $0.06 per share.

INCOME TAXES

During the December 2006 quarter, the Company recorded an income tax recovery of $4 million on pre-tax earnings from continuing operations of $133 million. The income tax recovery reflected a $48 million favourable variance versus an anticipated income tax expense of $44 million based on the Company’s effective tax rate of 33.3% . The tax recovery was positively impacted by two favourable items totalling $56 million. The recognition of unrecognized prior period losses increased the tax recovery by $53 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized. The rate differential between jurisdictions increased the tax recovery by a further $3 million. The non-tax deductible portion of the loss on translation of US $ denominated debt reduced the tax recovery by $8 million. In the December 2005 quarter, the Company recorded an income tax recovery of $24 million on a pre-tax loss of $103 million. This represented a negative variance of $10 million when compared to a projected income tax recovery of $34 million based on the Company’s effective tax rate of 33.3% . Additional details are outlined in the notes to the interim financial statements.

EARNINGS FROM DISCONTINUED OPERATIONS

In February 2006, the Company sold its OSB mill located in Saint-Georges-de Champlain, Quebec for total consideration of $98 million. The earnings from this operation in the year ago quarter amounted to $4 million or $0.04 per share. There was no impact on the current quarter’s financial results.

DECEMBER 2006 QUARTER VS DECEMBER 2005 QUARTER

NET EARNINGS (LOSS)

The Company generated net earnings of $138 million or $1.62 per share compared to a net loss of $75 million or $0.88 per share in the corresponding quarter of the prior year. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	December 2005 Quarter		December 2006 Quarter

	$ millions	$ per share	$ millions	$ per share

Net earnings (loss) as reported
- in accordance with GAAP	(75)	(0.88)	138	1.62
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(5)	(0.06)	50	0.59
Derivative financial instruments loss	3	0.03	-	-
Amortization of deferred gain on
foreign exchange contracts	(14)	(0.16)	-	-
Unusual item - Smooth Rock Falls pulp mill	-	-	20	0.23
Unusual item - Recovery of lumber export duties and interest	-	-	(185)	(2.16)
Unusual item - Sale of land	-	-	(6)	(0.07)
Earnings from discontinued operations - OSB mill	(4)	(0.04)	-	-

Net earnings (loss) excluding specific items
- not in accordance with GAAP	(95)	(1.11)	17	0.21

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)
	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06
Sales	880	938	817	789	818	862	863	724

EBITDA	6	21	(7)	(32)	4	21	30	13

Operating earnings (loss)
from continuing operations	(55)	(172)	(166)	(88)	(228)	(23)	(35)	182

Net earnings (loss)
from continuing operations	(31)	(146)	(136)	(79)	(216)	(6)	(54)	138

Net earnings (loss) from
continuing operations per share	(0.36)	(1.72)	(1.59)	(0.92)	(2.52)	(0.08)	(0.64)	1.62

Net earnings (loss)	(26)	(142)	(135)	(75)	(169)	(6)	(34)	138

Net earnings (loss) per share	(0.31)	(1.66)	(1.58)	(0.88)	(1.96)	(0.08)	(0.64)	1.62

FOREST PRODUCTS

	Quarterly Results

	Fiscal 2006				Fiscal 2007

	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Financial ($ millions)
Sales (1)	276	288	270	254	204	-	-	-
EBITDA	11	13	-	(2)	(15)	-	-	-
Depreciation & amortization	13	14	13	14	14	-	-	-
Unusual items	-	-	(4)	3	(246)	-	-	-

Operating earnings (loss)	(2)	(1)	(9)	(19)	217	-	-	-

Shipments
SPF lumber (mmfbm)	356	361	375	360	305	-	-	-

Reference Prices
Western SPF KD std & better
(US$ per mfbm)	320	336	311	276	240	-	-	-
KD #2 & better delivered G.L.
(US$ per mfbm)	391	409	386	351	325	-	-	-
KD stud delivered G.L.
(US$ per mfbm)	378	391	370	314	301	-	-	-

(1) Includes intersegment sales eliminated on consolidation

December 2006 Quarter vs September 2006 Quarter

The Forest Products segment generated negative EBITDA of $15 million on sales of $204 million. This compares to negative EBITDA of $2 million on sales of $254 million in the prior quarter. The sales decrease of $50 million was caused primarily by lower volumes and selling prices for SPF lumber. US $ reference prices for random lumber decreased by approximately US $31 per mfbm while stud lumber decreased by US $13 per mfbm. Currency provided a partial offset as the Canadian $ averaged $0.877, a 2% decline from $0.892 in the prior quarter. The net effect was a decrease in EBITDA of $10 million or $33 per mfbm. Margins were also negatively affected by higher timber costs as they returned to more normal levels. The prior period had benefited from favourable timber costs. The higher manufacturing costs were partially offset by lower costs associated with shipment of lumber to the United States. During the quarter, the Company incurred $3 million of lumber export taxes as compared to $8 million of lumber export duties expensed in the prior quarter. Lumber export taxes are payable based on the new agreement between Canada and the United States. See note 5 of the interim financial statements.

The Forest Products segment generated operating earnings of $217 million, as compared to a loss of $19 million in the prior quarter. The majority of the increase in operating earnings relates to unusual items. In the September 2006 quarter, the Company recorded various charges totalling $4 million to reduce the net assets of pine lumber operations in France and Chile as well as two international sales offices to fair value. The Company also recorded a gain of $1 million on the sale of land and building of a lumber remanufacturing facility that had been permanently idled in the prior year. In the December 2006 quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the United States Department of Commerce that had been accumulated since May 2002. The amount received by the Company corresponds to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponds to approximately 82% of the interest accrued on the deposits since May 2002. This latter amount was recorded as interest income. The total amount of $268 million represents substantially all of the monies the Company expects to receive as part of the settlement. The Company also completed the sale of a number of land parcels which generated a gain of $8 million.

FOREST PRODUCTS

December 2006 Quarter vs. December 2005 Quarter

The Forest Products segment generated negative EBITDA of $15 million on sales of $204 million. This compares to EBITDA of $11 million on sales of $276 million in the comparable quarter of the prior year. Lower selling prices and volumes of SPF lumber and specialty wood accounted for $58 million of the $72 million decline in sales. US $ reference prices for random lumber were down by approximately US $73 per mfbm, while the reference price for stud lumber declined by US $77 per mfbm. The decline in selling prices was also related to a stronger Canadian $, which averaged 3% higher versus the US $. As a result, the average selling price of SPF lumber declined by $88 per mfbm from the year ago quarter, decreasing EBITDA by $27 million. Costs were relatively unchanged from the year ago period. During the quarter, the Company incurred $3 million of lumber export taxes as compared to $6 million of lumber export duties expensed in the prior year quarter. Lumber export taxes are payable based on the new agreement between Canada and the United States. See note 5 of the interim financial statements.

The Forest Products segment generated operating earnings of $217 million, as compared to an operating loss of $2 million in the prior year quarter. The lower EBITDA noted above was more than offset by two unusual items. During the December 2006 quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the United States Department of Commerce that had been accumulated since May 2002. The amount received by the Company corresponds to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponds to approximately 82% of the interest accrued on the deposits since May 2002. This latter amount was recorded as interest income. The total amount of $268 million represents substantially all of the monies the Company expects to receive as part of the settlement. The Company also completed the sale of a number of land parcels which generated a gain of $8 million.

PULP

	Quarterly Results

	Fiscal 2006				Fiscal 2007

	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Financial ($ millions)
Sales (1)	313	356	388	394	327	-	-	-
EBITDA	(32)	2	14	22	20	-	-	-
Depreciation & amortization	27	27	20	18	20	-	-	-
Unusual items	-	169	-	14	29	-	-	-

Operating loss	(59)	(194)	(6)	(10)	(29)	-	-	-

Shipments
Paper pulp (000's tonnes)	401	439	468	431	335	-	-	-
Specialty pulp (000's tonnes)	69	92	95	104	86	-	-	-
Internal (000's tonnes)	26	25	30	33	26	-	-	-

Total	496	556	593	568	447	-	-	-

Reference Prices
NBSK - delivered US
(US$ per tonne)	638	653	705	757	770	-	-	-
NBSK - delivered N. Europe
(US$ per tonne)	600	618	665	710	730	-	-	-
Bleached hardwood high yield
- delivered N. Europe
(US$ per tonne)	553	562	585	620	627	-	-	-

(1) Includes intersegment sales eliminated on consolidation

December 2006 Quarter vs. September 2006 Quarter

The Pulp segment generated EBITDA of $20 million on sales of $327 million for the quarter ended December 2006 compared to EBITDA of $22 million on sales of $394 million in the September 2006 quarter. The $67 million decrease in sales was the result of lower shipments in all grades of pulp with higher selling prices providing a partial offset. The lower shipments were due to several factors. The Company produced and sold less product because of increased maintenance downtime. As well, the prior period was 14 weeks in duration as compared to the normal fiscal quarter of 13 weeks. In the prior quarter, the Smooth Rock Falls pulp mill had operated for one month and had generated sales of 28,100 tonnes. No tonnes were produced or sold from the Smooth Rock Falls operation in the December quarter. Finally, finished goods inventory increased. Paper pulp inventories had decreased to 18 days of supply at the end of September, a level which is not sustainable to provide adequate customer service. Paper pulp inventories increased to 27 days at the end of December, a level which the Company considers adequate to meet customer requirements. US $ reference prices increased for all grades of pulp. Prices were also assisted by currency as the Canadian $ averaged 2% less versus the US $ as compared to the prior quarter. The net price effect was an increase of $34 per tonne, increasing EBITDA by $15 million. Higher manufacturing costs offset the higher revenues. The Company incurred higher labour and maintenance material costs associated with maintenance shutdowns at four of its pulp mills, including 10 days and 11 days respectively at the Tartas specialty pulp mill and the Tarascon paper pulp mill. The 3% appreciation of the Euro versus the Canadian $ also negatively impacted the reported costs of the three French pulp mills. The Company incurred 21,400 tonnes of downtime in the December 2006 quarter as compared to 12,100 in the prior quarter.

The Pulp segment generated an operating loss of $29 million compared to an operating loss of $10 million in the prior quarter. The increase in the operating loss is due to unusual items. In the prior quarter, the Company incurred a charge of $14 million relating to the reduction in value of the spare parts inventory at the Smooth Rock Falls pulp mill which had been idled indefinitely in July 2006. The charge also included $5 million relating to the reduction of the unamortized past-service pension costs. In the current quarter, the Company announced the permanent closure of the Smooth Rock Falls pulp mill. A charge of $29 million relating to pension, severance and other related items was recorded.

PULP

December 2006 Quarter vs. December 2005 Quarter

The Pulp segment generated EBITDA of $20 million on sales of $327 million for the quarter ended December 2006, compared to negative EBITDA of $32 million on sales of $313 million in the December 2005 quarter. The $14 million increase in sales was due to higher selling prices partially offset by lower shipments. The lower shipments were caused primarily by the shutdown of the Smooth Rock Falls pulp mill. In the prior year quarter, the mill had sold 41,300 tonnes, whereas there were no shipments in the December 2006 quarter. Pricing benefited from significantly higher US $ reference prices for all grades of pulp. The improvement in price was partially mitigated by currency as the Canadian $ averaged 3% higher versus the US $. The net price effect was an increase of $85 per tonne, increasing EBITDA by $38 million. The pulp margins also benefited from reduced manufacturing costs caused by less downtime and the closure of the relatively high cost Smooth Rock Falls pulp mill. In the prior year period, the Company had taken downtime of 45,600 tonnes, including a significant portion of market related downtime to reduce inventory levels. This compares to 21,400 tonnes of downtime taken in the December 2006 quarter.

The Pulp segment generated an operating loss of $29 million compared to an operating loss of $59 million a year ago. In addition to the aforementioned $52 million improvement in EBITDA, the Pulp segment benefited from a $7 million reduction in depreciation expense, primarily as a result of the previously recorded asset impairment charge relating to the Smooth Rock Falls pulp mill. However, the permanent closure of the facility in the December 2006 quarter did generate a charge of $29 million relating to pension, severance and other related items.

PAPER

	Quarterly Results

	Fiscal 2006				Fiscal 2007

	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Financial ($ millions)
Sales	216	202	221	235	207	-	-	-
EBITDA	(12)	(12)	5	8	6	-	-	-
Depreciation & amortization	14	13	13	14	12	-	-	-
Unusual items	-	7	-	-	-	-	-	-

Operating loss	(26)	(32)	(8)	(6)	(6)	-	-	-

Shipments
Newsprint (000's tonnes)	123	123	128	134	117	-	-	-
Coated paper (000's tonnes)	62	57	65	70	61	-	-	-
Specialty papers (000's tonnes)	53	47	58	61	49	-	-	-

Total	238	227	251	265	227	-	-	-

Reference Prices
Newsprint - 48.8 gram East Coast
(US$ per tonne)	627	644	658	663	654	-	-	-
Coated #3 - 60 lb rolls
(US$ per short ton)	878	890	910	925	910	-	-	-
15 pt. Bleached Coated Board
(US $ per short ton)	780	800	807	830	830	-	-	-

December 2006 Quarter vs. September 2006 Quarter

The Paper segment generated EBITDA of $6 million on sales of $207 million. This compares to EBITDA of $8 million on sales of $235 million in the prior quarter. Sales decreased by $28 million primarily as a result of lower shipments. The reduced shipments were primarily the result of the prior period being 14 weeks in duration as compared to the normal fiscal quarter of 13 weeks. US $ reference prices for newsprint and coated papers declined by US $9 per tonne and US $15 per short ton respectively. The decline in reference prices was offset by currency, as the Canadian $ averaged 2% less versus the US $. The net price effect was an increase of $17 per tonne, increasing EBITDA by $4 million. Increased manufacturing costs, primarily at the St. Francisville paper mill, more than offset the increase in selling prices. The latter facility was required to take approximately one week of market related downtime in the month of December. The depreciation of the Canadian currency versus the US $ also increased its reported costs. Total downtime in the December quarter was 10,900 tonnes compared to 1,400 tonnes in the prior quarter.

The Paper segment generated an operating loss of $6 million, unchanged from the prior quarter. The $2 million decline in EBITDA was offset by an equal reduction in depreciation expense.

PAPER

December 2006 Quarter vs. December 2005 Quarter

The Paper segment generated EBITDA of $6 million on sales of $207 million. This compares to negative EBITDA of $12 million on sales of $216 million in the same quarter a year ago. The $9 million decline in sales results from lower shipments for all grades of paper. US $ reference prices were higher for all grades of paper. Currency had a negative impact on revenues as the Canadian $ averaged 3% higher versus the US $. The net price effect was a decrease of $8 per tonne, decreasing EBITDA by $2 million. The small decrease in selling prices was more than offset by a $20 million improvement in manufacturing costs. In the prior year quarter, hurricane Katrina generated a spike in natural gas prices that had a very negative effect on overall Paper segment costs. During the most recent quarter, energy costs in paper declined by $16 million as compared to the year ago quarter. The stronger Canadian $ further reduced the reported costs of St. Francisville paper mill. Total downtime in the December quarter was 10,900 tonnes compared to 3,500 tonnes in the year ago quarter.

The Paper segment generated an operating loss of $6 million compared to an operating loss of $26 million a year ago. In addition to the aforementioned $18 million improvement in EBITDA, the operating loss declined by a further $2 million in depreciation expense.

FINANCIAL POSITION

	Fiscal 2006				Fiscal 2007

	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Net debt / total capitalization	62%	66%	64%	65%	60%	-	-	-
EBITDA / interest on
indebtedness (times)	(0.8)	0.2	0.6	0.9	0.4	-	-	-

Cash flow from (used by) operations
before working capital changes ($ millions)	(54)	(27)	(14)	(2)	251	-	-	-
Net fixed asset additions ($ millions)	(24)	(25)	(17)	(20)	(15)	-	-	-

Free cash flow (negative) ($ millions)	(78)	(52)	(31)	(22)	236	-	-	-

Amounts in the above table relating to the December 2005 and March 2006 quarters have not been restated to reflect the sale of the OSB business and its reclassification to discontinued operations.

Cash flow from operations before working capital changes in the first quarter of fiscal 2007 was $251 million, a $305 million improvement from the comparable period a year ago. The higher cash flow was due to the $268 million refund of lumber deposits and related interest as well as a $45 million improvement in EBITDA. For the first quarter, non-cash working capital items used $42 million, as compared to $11 million used by the same items in the prior year. Higher finished goods inventory in the Pulp and Paper segments accounted for the majority of the $41 million increase in inventories. After allowing for net fixed asset additions of $15 million, free cash flow for the December 2006 quarter was $236 million versus a negative amount of $78 million a year ago.

In response to relatively low EBITDA brought on by difficult market conditions, the stronger Canadian $ and significant export payments on lumber shipped to the US, the Company has continued to curtail capital expenditures. During the first quarter of fiscal 2007, net fixed asset additions totalled $15 million compared to $24 million in the prior year period. The amount spent is equal to 33% of fixed asset depreciation and 2.1% of sales.

Net debt to total capitalization stood at 60% at December 2006, a decrease from 65% as at September 2006. The previously noted free cash flow generated the 5% reduction. During the first quarter of fiscal 2007, debt of the Company’s French operations increased by $19 million due to a combination of new working capital and capital expenditure loans. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. In the absence of a sustained improvement in the pricing levels of the Company’s main products or a weakening of the Canadian $, it will be difficult to attain this target.

The higher leverage continues to put pressure on the Company’s various credit ratings. In September 2005, S&P reduced its long-term corporate credit and unsecured debt ratings to CCC+ (negative outlook). In January 2006, S&P reduced the ratings to CCC- (negative outlook) and the rating was affirmed in June 2006. In May 2005, Moody’s reduced its senior implied, senior unsecured and issuer ratings to B3 (stable outlook). In January 2006, Moody’s reduced its senior unsecured notes and debenture ratings to Ca (stable outlook). In October 2005, DBRS reduced its senior unsecured debt ratings to B (low) (negative trend). In January 2006, DBRS reduced the rating to CCC (negative trend).

FINANCIAL POSITION

At the end of December 2006, the Company had cash of $144 million plus unused operating lines of $134 million. At September 2006, the date of the last audited financial statements, the Company had cash of $31 million and unused operating lines of $34 million.

The following table summarizes unused operating lines by major area:

Operating Lines - Unused
$ millions	September	December
	2006	2006

Canadian operations	-	93
US operations	1	1
French operations	20	27
Proportionate share of joint ventures	13	13

	34	134

The Company had in place a committed revolving working capital facility of $150 million maturing in March 2009. As of the end of the December quarter, the amount available on this facility (borrowing base) was $102 million, of which $93 million was unused. The facility is secured by receivables and inventory. The Company also had in place a committed non-revolving working capital facility of $136 million maturing in June 2008, secured by receivables and inventory. As of the end of the December quarter, the facility was fully utilized. In January 2007, the Company amended the $150 million facility by increasing it to $250 million and extending its committed period to January 2010. The amended revolving working capital facility effectively replaces the revolving $150 million and the non-revolving $136 million facilities.

During the June 2006 quarter, the St. Francisville operating line of US $20 million expired. The Company is currently in discussions with a potential lender to put in place a similar facility for the operation. The Company would expect to finalize the new loan in the March 2007 quarter.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended December 30, 2006, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2006				Fiscal 2007

		Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Cash return on capital
employed (1)(2)		(2)%	1%	2%	3%	1%	-	-	-
Return on capital employed (1)(2)		(7)%	(20)%	2%	(5)%	24%	-	-	-
Return on equity (1)(2)		(35)%	(93)%	(4)%	(36)%	85%	-	-	-

Shares outstanding - end of
quarter (millions)		85.6	85.6	85.6	85.6	85.6	-	-	-
Book value per share ($)		9.53	7.57	7.49	6.86	8.48	-	-	-

Foreign exchange:
1 C$ = US$	- average	0.852	0.867	0.890	0.892	0.877	-	-	-
	- period end	0.858	0.856	0.890	0.895	0.858	-	-	-
1 Euro = US$	- average	1.189	1.202	1.256	1.273	1.293	-	-	-
	- period end	1.186	1.204	1.251	1.268	1.319	-	-	-
1 Euro = C$	- average	1.396	1.387	1.411	1.427	1.474	-	-	-
	- period end	1.383	1.407	1.406	1.417	1.537	-	-	-

(1)	% returns for each quarter have been annualized.
(2)	Amounts shown relating to the December 2005 and March 2006 quarters have not been restated to reflect the sale of the OSB business and its reclassification to discontinued operations.

Overall, the December quarterly operating results were in line with the Company’s expectations. Extremely low lumber selling prices combined with higher maintenance and downtime costs in the Pulp and the Paper segments negatively impacted the reported margins. Better margins are anticipated in the coming quarters as market pulp prices remain strong and we see some improvement in lumber prices, albeit from a low level. While some recent weakness in the Canadian $ versus the US $ will be of some benefit, the Company continues to manage the business on the assumption that the Canadian $ will trade in the US $ 0.87 to US $0.89 range. The primary challenges faced by the industry are the strength of the Canadian $ and higher chemical, energy and wood costs, particularly in Eastern Canada. These issues are being addressed as part of the Company’s recovery plan. While the recent softwood lumber agreement did not represent an optimal outcome for Canadian lumber manufacturers, it did replenish the Company’s liquidity. Efforts have now turned to optimization of operations given the new lumber export taxes and quotas.

Liquidity at the end of December 2006 was $278 million. The receipt of US $242 million relating to lumber duties and related interest in October substantially increased the Company’s overall liquidity levels. In addition, the Company continues with other initiatives to improve liquidity. The target for fiscal 2007 is to generate $50 to $100 million of additional liquidity through a combination of asset sales and increased working capital facilities.

DEFINITIONS – NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses and revenues. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units.

Free Cash Flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash and cash equivalents such as marketable securities or temporary investments.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

Cash return on capital employed (CROCE) refers to EBITDA for a given period divided by the average gross capital employed for the period. Gross capital employed is the sum of working capital (accounts receivable, inventories and prepaid expenses less accounts payable), undepreciated fixed assets and other assets. The Company considers this to be a useful indicator of financial returns being generated by the Company.

Return on capital employed (ROCE) refers to net earnings (or loss) for a given period, adjusted for the after-tax impact of interest expense, divided by the average of total assets less non-interest bearing current liabilities for the period. The Company utilizes this measure to compare its performance to other competitors in its industry. The long-term incentive plan for senior management is based on ROCE performance.

Return on Equity (ROE) refers to net earnings or loss for a given period divided by the average shareholders’ equity for the period.